[Perkins Coie LLP Letterhead]

Sonny W. Allison

PHONE: (303) 291-2314

FAX: (303) 291-2414

EMAIL: SAllison@perkinscoie.com

November 2, 2009

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Re:	CAI International, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

File No. 1-33388

Dear Mr. O’Brien:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2008, and (ii) Definitive Proxy Statement on Schedule 14A filed April 24, 2009, contained in your letter dated October 21, 2009 (the “Comment Letter”). These responses will supplement the Company’s responses provided in the response letter dated September 18, 2009 (the “First Response Letter”). For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Annual Report on Form 10-K

Management’s Discussion and Analysis of Financial Condition . . . , page 38

1.	We note your response to comment four of our letter dated September 1, 2009. Please also disclose the total percentage of revenues attributable to the container investors affected by the company’s failure to meet the performance criterion in the container management contracts.

Mr. Terence O’Brien

Securities and Exchange Commission

November 2, 2009

RESPONSE: The Company respectfully submits that the total percentage of revenues attributable to the container investors affected by the Company’s failure to meet the performance criterion in the container management contracts is not meaningful. The container investors are essentially arrangers; that is, they have access to different pools of funds representing multiple different equity investors, and when the container investor enters into a management contract it is on behalf of a distinct group of equity investors. That same container investor may enter into another management contract on behalf of a completely different group of equity investors. While the container investor may be the same on several management contracts, the reality is that each management contract is separate and distinct, and not tied to any other management contract. This is why the Company may not be meeting performance criterion under some management contracts, but is meeting the criterion under other management contracts, even if such management contracts are with the same container investors. Furthermore, there is no cross-default among any of the management contracts.

As the Company stated in the First Response Letter, total revenue for the three months ended June 30, 2009 would have been approximately 4.9% lower if the contracts where the Company is not meeting the performance levels set forth therein had been terminated at the beginning of such three month period. Total revenue for the fiscal year ended December 31, 2008 would have been lower by less than 1% if the contracts where the Company is not meeting the performance levels set forth therein had been terminated at the time when the failure to meet performance requirements gave rise to a right of the container investor to terminate such management contracts. The Company will include similar disclosure in its future filings.

(2) Summary of Significant Accounting Policies, page F-7

2.	We have read your response to comment eight of our letter dated September 1, 2009. In future filings please address the immateriality of the adoption of SFAS 160 on your partially owned subsidiaries including CAIJ Ltd. Please confirm to us should you experience an increase in significance of CAIJ Ltd. to your consolidated financial statements in the future that you will reflect the appropriate amounts as required in your consolidated statements of operations and balance sheets.

RESPONSE: The Company confirms that it will address the immateriality of the adoption of SFAS 160 in future filings and it will reflect the appropriate amounts in the future if such amounts become material.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 18

3.	We note your response to comment 13 of our letter dated September 1, 2009. Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of the budgeted pretax profit targets tied to payouts under the cash bonus program would cause substantial competitive harm. Please provide a more detailed

Mr. Terence O’Brien

Securities and Exchange Commission

November 2, 2009

discussion that analyzes the nexus between disclosure of the financial objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited. Also note that to the extent you are permitted to omit disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you are required to provide disclosure addressing the level of difficulty associated with achievement of the undisclosed target levels. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: In response to comment 13 of the Staff’s comment letter to the Company dated September 1, 2009 as well as the comment above, in future filings the Company will provide disclosure regarding the budgeted pretax profit that it uses to establish the cash bonus awards. As a result of disclosing such information, the Company respectfully submits that it no longer needs to address how it would suffer competitive harm if it disclosed its budgeted pretax profit targets.

2008 Outstanding Equity Awards at Fiscal Year-End Table, page 22

4.	We note your response to our prior comment 15. In light of the disclosure contained in footnotes 1 and 2 to the table, please explain why you have not included the disclosure required by Item 402(g) of Regulation S-K.

RESPONSE: There were no option exercises by the named executive officers during the last completed fiscal year, but 440 shares of restricted stock held by Camille Cutino vested on May 15, 2008. The Company reflected the vesting of those shares in the 2008 Outstanding Equity Awards at Fiscal Year-End Table, but inadvertently omitted the table required by Item 402(g) of Regulation S-K. The required table would have appeared as follows:

2008 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information regarding stock option exercises and stock awards vesting for each of the Company’s named executive officers during fiscal 2008. For stock options, the value realized is the difference between the closing fair market value of the underlying stock at the time of exercise and the exercise price. For stock awards, the value realized is based on the closing fair market value of the underlying stock on the vesting date.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Hiromitsu Ogawa	—	—	—	—
Masaaki (John) Nishibori	—	—	—	—
Victor Garcia	—	—	—	—
Camille Cutino	—	—	440	$7,586
Frederic Bauthier	—	—	—	—

Mr. Terence O’Brien

Securities and Exchange Commission

November 2, 2009

The Company respectfully submits that the amount of restricted stock that vested is immaterial and in any event the number of shares that vested was included in the 2008 Outstanding Equity Awards at Fiscal Year-End Table, and therefore the inadvertent omission of the Item 402(g) table was not material to the Company’s proxy statement or the Company’s stockholders. The Company will include the table required by Item 402(g) of Regulation S-K in future filings.

Related Person Transactions, page 38

5.	We note your response to our prior comment 16. Please confirm to us supplementally that you will, in future filings, disclose all information required under Item 404(b)(1) of Regulation S-K.

RESPONSE: The Company confirms that it will disclose all information required under Item 404(b)(1) of Regulation S-K in future filings.

If you have any further comments or questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ SONNY ALLISON
Sonny Allison

cc:	Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

Chambre Malone, Securities and Exchange Commission

Jay Ingram, Securities and Exchange Commission

CAI International, Inc.